Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address:

Sol Strategies Inc. (“Sol Strategies” or the “Company”)
217 Queen Street West, Suite 401
Toronto, Ontario M5V 0R2

Item 2 – Date of Material Change:

February 27, 2026

Item 3 – News Release:

The news release attached hereto as Schedule A with respect to the material change referred to in this report was disseminated via Newsfile on February 27, 2026 and a copy has been filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4 – Summary of Material Change:

The Company announced a refreshed board slate to be presented to shareholders at its Annual General Meeting of Shareholders (AGM) on March 31, 2026, as well as the resolution of recently raised shareholder concerns.

The Company’s proposed board slate for the upcoming AGM includes two new independent directors: Laszlo “Les” Borsai and Dennis Logan. Both bring significant expertise in digital assets, corporate finance, and public company governance. The remainder of the proposed slate will include five of the Company’s incumbent directors, being Luis Berruga (Chairman), Michael Hubbard (Interim Chief Executive Officer), Jon Matonis, Rubsun Ho, and Jose Calderon.

The proposed board changes reflect the cooperation agreement (the “Cooperation Agreement”) entered into with concerned shareholders Max Kaplan and Tony Guoga (the “Concerned Shareholders”) following a constructive dialogue and collaborative review of their concerns, a copy of which will be filed under the Company’s profile at www.sedarplus.ca.

The Cooperation Agreement also provides that, no later than as soon as reasonably practicable following the Meeting, Michael Hubbard will be appointed as full-time Chief Executive Officer and Steve Ehrlich, currently the Company’s Head of Capital Markets, will be appointed as Chief Strategy Officer.

Item 5 – Full Description of Material Change:

5.1          Full Description of Material Change

Please see news release attached hereto as Schedule A.

5.2          Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 11.2(2) of National Instrument 81-106:

Not applicable.

Item 7 – Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Doug Harris, Chief Financial Officer

416-480-2488

doug@solstrategies.io

Item 9 – Date of Report:

February 27, 2026

SCHEDULE A

(See attached)

SOL Strategies Announces Proposed Board Transition

Refreshed Board Slate Having Support of Requisitioning Shareholders to be Proposed at AGM

February 27, 2026 4:46 PM EST | Source: SOL Strategies Inc.

Toronto, Ontario--(Newsfile Corp. - February 27, 2026) - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) (“SOL Strategies” or the “Company”), one of the first publicly traded companies dedicated to growing and building the Solana economy, today announced a refreshed board slate to be presented to shareholders at its Annual General Meeting of Shareholders (AGM) on March 31, 2026, as well as the resolution of recently raised shareholder concerns.

The Company’s proposed board slate for the upcoming AGM includes two new independent directors: Laszlo “Les” Borsai and Dennis Logan. Both bring significant expertise in digital assets, corporate finance, and public company governance. The remainder of the proposed slate will include five of the Company’s incumbent directors, being Luis Berruga (Chairman), Michael Hubbard (Interim Chief Executive Officer), Jon Matonis, Rubsun Ho, and Jose Calderon.

Additionally, Ungad Chadda announced he will not stand for reelection at the AGM. Following the AGM, Mr. Logan will be appointed to the Company’s Audit Committee in Mr. Chadda’s place. Mr. Chadda will continue to support the Company as a Special Advisor to the Board for a six-month transition period, providing counsel on audit and regulatory matters.

The proposed board changes reflect the cooperation agreement (the “Cooperation Agreement”) entered into with concerned shareholders Max Kaplan and Tony Guoga (the “Concerned Shareholders”) following a constructive dialogue and collaborative review of their concerns, a copy of which will be filed under the Company’s profile at www.sedarplus.ca. The concerned shareholders have agreed to vote in favour of the proposed board slate at the AGM. In the event that either Mr. Logan or Mr. Borsai is unable or unwilling to serve on the Board during the 12 months following the AGM, the Concerned Shareholders will have the right, in the case of Mr. Logan, to appoint a replacement director, and in the case of Mr. Borsai, to work with the Company to determine a replacement director agreeable to both the Company and the Concerned Shareholders.

The Cooperation Agreement also provides that, no later than as soon as reasonably practicable following the Meeting, Michael Hubbard will be appointed as full-time Chief Executive Officer and Steve Ehrlich, currently the Company’s Head of Capital Markets, will be appointed as Chief Strategy Officer.

“We value open communication with our shareholders and appreciate the constructive engagement that led to this agreement,” said Michael Hubbard, Interim Chief Executive Officer of SOL Strategies. “Our focus remains on executing our infrastructure strategy and delivering value for stakeholders. This resolution and bringing Les and Dennis on board strengthen our governance while letting us stay focused on execution.”

“I want to thank Ungad for his services and contributions,” said Luis Berruga, Chairman of the Board. “It is under his chairmanship of the audit committee that the company obtained a successful PCAOB audit and NASDAQ listing. He will remain engaged as an advisor to ensure continuity, which matters. I’m also excited to welcome Les and Dennis, whose combined expertise in digital assets and capital markets positions us well for what’s next.”

The Concerned Shareholders have confirmed to the Company that they are not, and have not been, acting jointly or in concert with each other or any other person or company for the purposes of Canadian securities laws in connection with their respective investments in the Company or the matters contemplated by the Cooperation Agreement.

Proposed New Directors

Laszlo “Les” Borsai brings extensive experience at the intersection of digital assets and entertainment. An early participant in the cryptocurrency industry, Borsai advised Ripple Labs beginning in 2013 and made early-stage investments in Ethereum, XRP, Tezos, and NFT projects. He co-founded Wave Digital Assets in 2018, an SEC-registered investment advisory firm specializing in digital asset venture capital and wealth management.

Dennis Logan is a financial executive with deep experience in corporate finance and public company management. He currently serves as Chief Financial Officer of American Tungsten Corp., Sterling Metals Corp. and BTU Metals Corp., and has held CFO roles at multiple public companies, including Planet 13 Holdings Inc. Mr. Logan is a CPA, CA (Chartered Accountant) and a Member of CPA Ontario (formerly the Institute of Chartered Accountants of Ontario).

The Company will publish its management information circular for the Annual General Meeting in early March, which will include the complete proposed slate of directors and recommendations for shareholder consideration.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company’s related material documents regarding the Company may be obtained under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

Doug Harris, Chief Financial Officer, 416-480-2488

John Ragozzino, CFA, solstrategies@icrinc.com, 203-682-8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company’s or the Company’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company’s business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or indicates that certain actions, events or results “may”, “could”, “would”, “might” or “will be” taken, “occur” or “be achieved”.

Forward-looking statements in this news release include statements regarding the holding of the Annual General Meeting, the publication of the management information circular, the election of directors, the support of concerned shareholders for the Company’s recommended proposals, and Mr. Chadda’s continued service as a Special Advisor to the Board. There is no assurance that the Company’s plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management’s expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management’s beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the “Foundation”), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Source: SOL Strategies Inc.